                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)

                               Catherine Patterson
                                Electropure, Inc.
                           23251 Vista Grande, Suite A
                             Laguna Hills, CA 92653
                                 (714) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 2, 1997
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 pages)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

     CUSIP NO. 286133                                         PAGE 2 OF 8 PAGES

-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FLOYD H. PANNING
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   [ ]
                                                                      (b)   [ ]
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     PF - $250,408
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OR ORGANIZATION

     CALIFORNIA, USA
-------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   384,839
                      ---------------------------------------------------------
        NUMBER OF           8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                 NONE
        OWNED BY      ---------------------------------------------------------
          EACH              9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                    384,839
          WITH        ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   NONE
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     384,839
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6% OF THE COMMON STOCK
     8.2% OF VOTING POWER
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 3 OF 8 PAGES

         On July 25, 1996, the issuer changed its corporate name to "Electropure, Inc." and effected a one-for-ten reverse stock split. FOR PURPOSES OF THIS REPORT, ALL ISSUANCES OF COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK ARE REFLECTED IN POST-REVERSE SPLIT AMOUNTS.

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23251 Vista Grande, Suite A, Laguna Hills, California 92653.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Floyd H. Panning

         (b)      317 Calle Chueca, San Clemente, CA  92673

         (c) President, EDI Components, 23251 Vista Grande, Suite A, Laguna Hills, CA

         (d)      Not applicable

         (e)      Not applicable

         (f)      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the $250,408 used to acquire securities of Electropure, Mr. Panning was granted a $100,000 investment position in EDI Components, the exclusive licensee of Electropure, for two years' of service as its President beginning in April, 1992. The balance of funds utilized to purchase shares of Common Stock from Electropure were from Mr. Panning's personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Mr. Panning purchased 319,202 shares of Electropure Common Stock in a private transaction on June 2, 1997 from Anthony M. Frank. Prior to such transaction, Mr. Panning had owned less than five percent (5%) of the securities of Electropure.

         Electropure is currently negotiating with its licensee, EDI Components, (of which Mr. Panning is the President) to terminate a July, 1992 license agreement granting EDI exclusive manufacturing and marketing rights to the Company's patented water purification technology. It is anticipated that Electropure will pay EDI up to $2,950,000 to terminate the license relationship in some combination of cash and equity over a period of time. It is also anticipated that Electropure will hire the management and staff of EDI; will grant EDI the right to appoint a Director(s) to the Company's Board; will seek to obtain sufficient working capital through a private and/or public sale of its securities; and that manufacturing and marketing of the water purification technology will then be conducted by Electropure.

                                                               PAGE 4 OF 8 PAGES


         Mr. Panning may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

         Except as set forth above, Mr. Panning does not have any plans or proposals which may have, which related to or which would result in:

         (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of Electropure;

         (f) Any other material change in Electropure's business or corporate structure;

         (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

         (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)    Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)      Mr. Panning owns the following shares of Electropure:

                  384,839 shares of Common Stock with one vote per share(1).


----------
(1) Includes warrants for 10,000 shares of Common Stock exercisable at $1.25 per share; and 50,000 shares exercisable at $0.50 per share.

                                                               PAGE 5 OF 8 PAGES


                  Mr. Panning owns beneficially 8.2% of the Common Stock; 9.6% if all of the warrants described in in Item 6 are exercised. Mr. Panning owns 5.4% of the voting power of all classes of stock of Electropure.

         (b) Mr. Panning has the sole voting and dispositive power over the shares he owns.

         (c) Since June, 1987, Mr. Panning has entered into the following transactions with regard to Electropure's Common Stock:

                  In an open market transaction, Mr. Panning purchased 741 shares of Common Stock and 7,401 Class A Warrants in the Company's initial public offering on June 25, 1987 at a total purchase price of $14,802. The Class A Warrants of the Company expired on June 24, 1994.

                  In June, 1988, Mr. Panning purchased an additional 207 shares of Common Stock in the open market for a total purchase price of $5,000.

                  On July 28, 1988, Mr. Panning purchased 1,596 shares of Common Stock from the Company in a private placement offering at $9.40 per share.

                  On August 18, 1988, Mr. Panning purchased an additional 1,000 shares from the Company in a private placement offering at $11.70 per share.

                  Between May, 1989 and February, 1990, Mr. Panning was issued 94 shares of Common Stock, 700 Warrants to purchase Common Stock at $11.70 per share and 7,500 shares of the Company's Convertible Preferred Stock, all by a former officer and director of the Company in exchange for personal debt owed to Mr. Panning. The Warrants, exercisable until May 20, 1997, have expired. The Convertible Preferred Stock is currently redeemable by the Company at $0.01 per share out of legally available funds.

                  Mr. Panning acquired a $100,000 investment position in EDI Components, a privately-held California corporation formed by Mr. Panning, in exchange for two year's services rendered to that entity beginning in April, 1992. Electropure entered into various agreements in July, 1992 granting EDI the exclusive manufacturing and marketing rights to the Company's patented water treatment technology. In exchange for cash consideration, certain royalty rights and the right to terminate the license, the Company granted EDI's investors warrants to purchase Common Stock equal to four (4) times such investors' capital investment in EDI. Consequently, since April, 1992, Mr. Panning received, as provided by the above license arrangements, 40,000 Warrants to purchase Common Stock of Electropure at $0.50 per share.

                  On December 17, 1992, Mr. Anthony Frank gifted Mr. Panning the option to purchase 10,000 Warrants to purchase Common Stock at $1.25 per share. Mr.

                                                              PAGE 6 OF 8 PAGES

                  Panning exercised such options at $0.10 each and recevied the right to purchase 10,000 shares of Common Stock at $1.25 per share, exercisable until December 17, 2002.

                  On February 25, 1993, the Board of Directors of Electropure granted Mr. Panning, as a bonus, 10,000 warrants to purchase Common Stock at $0.50 per share. Such Warrants are exercisable until February 25, 2003.

                  The following Warrants are currently exercisable by Mr.
                  Panning:

                  ---------------------  -----------------  ---------------
                       DATE GRANTED       PURCHASE PRICE     NO. OF SHARES
                  ---------------------  -----------------  ---------------
                         04/20/92              $0.50             20,000
                         12/17/92              $1.25             10,000
                         04/23/93              $0.50             20,000
                         02/25/93              $0.50             10,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Pursuant to the transactions described in Item 5 above, Mr. Panning has the right, until December 17, 2002 to purchase 10,000 shares of Electropure's Common Stock at $1.25 per share. Additionally, Mr. Panning has the right to purchase 10,000 shares of Common Stock at $0.50 per share until February 25, 2003. Finally, Mr. Panning has the right to purchase 40,000 shares of Common Stock at $0.50 per share until January 31, 1998 or upon termination of the license relationship between Electropure and EDI Components, whichever occurs first.

         In addition to the 40,000 Warrants described in Item 5 above, as partial consideration for his aggregate $100,000 investment in EDI Components, Mr. Panning received the following rights under the license agreement between Electropure and EDI:

         (a) A Stock Right Agreement providing the right to purchase, in an amount equal to his investment in EDI, additional shares of Electropure Common Stock at a 25% discount from the cash purchase price at which the Company may, in the future, offer such stock to bona fide third party purchasers;

         (b) A Security interest in the Company's patented water purification technology equal to Mr. Panning's $100,000 investment; and

         (c) The right to payment by Electropure in the sum of $400,000 upon the termination of the license relationship with EDI. It is anticipated that the Company will negotiate an arrangement with Mr. Panning, and with the other investors of EDI Components, to satisfy such payment in some combination of cash and/or securities of the Company.

                                                              PAGE 7 OF 8 PAGES

ITEM 7.  EXHIBITS

         10.11.A  Subscription Agreement - 07/28/88

         10.11.B  Subscription Agreement - 08/18/88

         10.11.C  Warrants for 10,000 shares (Warrant No. 359 - 12/17/92)*

         10.11.D Warrants for 10,000 shares (Warrant No. 372 - 02/25/93) - face sheet only*

         10.11.E  Warrants for 20,000 shares (Warrant No. E-1008 - 04/20/92) -
                  face sheet only*

         10.11.F  Warrants for 20,000 shares (Warrant No. E-1021 - 04/20/93) -
                  face sheet only*

         10.11.G  Stock Right Agreement No. E-1008 - 04/20/92

         10.11.H  Stock Right Agreement No. E-1021 - 04/20/93 - face sheet only

------------
* The number of Warrants reflected have been modified to give effect to the one-for-ten reverse stock split conducted by the Company in July, 1996.

                                                              PAGE 8 OF 8 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  June 30, 1997

                                                     /s/  FLOYD H. PANNING
                                                     -------------------------
                                                          Floyd H. Panning

                                  SCHEDULE 13D

                                FLOYD H. PANNING
                           (Name of Reporting Person)


                                INDEX TO EXHIBITS
                                -----------------

                                                                        PAGE
                                                                    SEQUENTIALLY
                                                                      NUMBERED
                                                                    ------------

10.11.A           Subscription Agreement - 07/28/88

10.11.B Subscription Agreement - 08/18/88 - face sheet only

10.11.C           Warrants for 10,000 shares (Warrant No. 359 -
                  12/17/92)*

10.11.D           Warrants for 10,000 shares (Warrant No. 372 -
                  02/25/93) - face sheet only*

10.11.E           Warrants for 20,000 shares (Warrant No. E-1008 -
                  04/20/92) - face sheet only*

10.11.F           Warrants for 20,000 shares (Warrant No. E-1021 -
                  04/20/93) - face sheet only*

10.11.G           Stock Right Agreement No. E-1008 - 04/20/92

10.11.H           Stock Right Agreement No. E-1021 - 04/20/93